UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

___________

FORM 6-K

___________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: 30 November 2023

Commission File Number: 001-14958

___________

NATIONAL GRID plc

(Translation of registrant’s name into English)

England and Wales

(Jurisdiction of Incorporation)

___________

1-3 Strand, London, WC2N 5EH, United Kingdom
(Address of principal executive office)

___________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F      ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.  ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

EXHIBIT INDEX

Exhibit No.	Description
99.1	Exhibit 99.1 Announcement sent to the London Stock Exchange on 30 November — Scrip Dividend for 2023/24 Interim Dividend

Exhibit 99.1

30 November 2023

National Grid plc ('National Grid' or the 'Company')

Scrip Dividend for 2023/24 Interim Dividend

National Grid today announces the scrip dividend reference price for the 2023/24 interim dividend. A timetable is provided below.

For ordinary shareholders, the scrip dividend reference price for the 2023/24 interim dividend is 1,015.60 pence. This is calculated as the average closing mid-market price of an ordinary share for the five dealing days commencing with, and including, the ordinary share ex-dividend date.

For American Depositary Receipt ('ADR') holders, the scrip ADR reference price for the 2023/24 interim dividend is US$64.1402. This is calculated by multiplying the scrip dividend reference price above by five (as there are five ordinary shares underlying each ADR) and by the average US$ rate for the equivalent dates.

The current terms and conditions of the scrip dividend scheme are available in the Investors section on the Company's website and from Equiniti (0800 169 7775).

2023/24 interim dividend timetable:

9 November 2023	2023/24 half year results and interim dividend amount declared - 19.40 pence per ordinary share; $1.1899 per ADR*
22 November 2023 23 November 2023	ADRs go ex-dividend Ordinary shares go ex-dividend
24 November 2023	Record date for the 2023/24 interim dividend
30 November 2023	Scrip reference price announced
5 December 2023 (by 12pm EST)	Scrip election date for 2023/24 interim dividend - ADRs
11 December 2023 (by 5pm GMT)	Scrip election date for 2023/24 interim dividend - Ordinary shares
11 January 2024	2023/24 interim dividend paid to qualifying shareholders

*The figure shown is gross of a $0.01 per ADR interim dividend fee which will be applied to cash distributions made to ADR holders in relation to the 2023/24 interim dividend. This fee does not apply to ADRs received through the scrip dividend.

Pritti Patel
Deputy Company Secretary & General Counsel, Corporate

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL GRID plc

By:	/s/Sally Kenward _______________________
Sally Kenward Senior Assistant Company Secretary

Date: 30 November 2023